TanGold to Attend and Present at 2021 Precious Metals Summit

Beaver Creek Conference

FOR IMMEDIATE RELEASE – September 2, 2021

TORONTO, September 2, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) announces that management will be attending and presenting at the Precious Metals Summit Beaver Creek conference taking place September 8-11, 2021. Management will be meeting one-on-one with conference attendees to provide an update on the oxide plant expansion, sulphide development progress, and recent exploration activities at the Company's Buckreef Project.

Precious Metals Summit brings together the community of institutional investors and corporate executives from senior precious metals companies to meet and network with some of the most prospective producers, explorers, and developers from around the globe.

TanGold’s CEO, Stephen Mullowney, will present Thursday, September 9 at 16:15 MDT. Please refer to the link and presentation details below.

Webcast Link and Presentation Details
Date: Thursday, September 9th, 2021
Time: 16:15 MDT
Webcast URL*: https://wsw.com/webcast/preciousmetals3/trx/

*A replay of the presentation will be available following the live webcast using the same link.

The Corporate presentation will be available on the Company’s website at www.tangoldcorp.com.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.